UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

FBL Financial Group, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

30239F106
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30239F106
_______________________________________________
1.    Names of Reporting Persons
    I.R.S. Identification No. of above Person

Iowa Farm Bureau Federation 42-0331840
_______________________________________________
2.    Check the Appropriate Box if a Member of a Group
        (a) [_]
        (b) [_]
_______________________________________________
3.    SEC Use Only
_______________________________________________
4.    Citizenship or Place of Organization

Iowa corporation
_______________________________________________

Number of	5. Sole Voting Power:
Shares	14,767,922*
Beneficially
Owned by	6. Shared Voting Power:
Each	0
Reporting
Person with:	7. Sole Dispositive Power
14,767,922*

8. Shared Dispositive Power
0
___________________________________________
9. Aggregate Amount Beneficially Owned by Each Reporting Person

14,767,922*
_______________________________________________
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[_]
_______________________________________________
11. Percent of Class Represented by Amount in Row (9)

59.7%**
_____________________________________________
12. Type of Reporting Person

CO
_____________________________________________

*includes 7,619 shares of Class B common stock which is immediately convertible share for share into Class A common stock at the election of the holder.

**based upon Class A common stock outstanding at December 31, 2013 of 24,742,942 shares, as reported by the Issuer to the New York Stock Exchange, plus the shares of Class B common stock reported above.

Item 1.

(a) Name of Issuer:

FBL Financial Group, Inc.

(b) Address of Issuer's Principal Executive Offices:

5400 University Avenue
West Des Moines, IA 50266

Item 2.

(a) Name of Person Filing:

Iowa Farm Bureau Federation

(b) Address of Principal Business Office or, if none, Residence:

5400 University Avenue
West Des Moines, IA 50266

(c) Citizenship:

Iowa corporation

(d) Title of Class of Securities:

Class A Common Stock

(e) CUSIP Number:

30239F106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [_] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [_] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4. Ownership.*

(a) Amount beneficially owned:

14,767,922 shares of Class A common stock

(b) Percent of class:

59.7%**

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

14,767,922

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

14,767,922

(iv) Shared power to dispose or to direct the disposition of:

0

* Ownership includes 7,619 shares of Class B common stock which is immediately convertible share for share into Class A common stock at the election of the holder.

**Ownership percentage based upon Class A common stock outstanding at December 31, 2013 of 24,742,942 shares, as reported by the Issuer to the New York Stock Exchange, plus the shares of Class B common stock reported above.

Item 5.
Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

IOWA FARM BUREAU FEDERATION

By: /s/ Edward G. Parker
Name: Edward G. Parker
Title: General Counsel